

PRICEWATERHOUSECOOPERS

LG ELECTRONICS INC.

REVIEW REPORT

for the three-month period from April 1, 2002 (date of spin-off) to June 30, 2002

SAMIL ACCOUNTING CORPORATION

PRICEWATERHOUSECOOPERS

Samil Accounting Corporation
Kukje Center Building 21st Flr.
191 Hangangro 2ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O Box 266, 140-600)

Review Report of Independent Accountants

To the Board of Directors and Shareholders of
LG Electronics Inc.

We have reviewed the accompanying balance sheet of LG Electronics Inc. (the "Company") as of June 30, 2002, and the related income statement for the three-month period from April 1, 2002 (date of spin-off) to June 30, 2002, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with semi-annual review standards established by the Securities & Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with accounting standards for preparing quarterly and semi-annual financial statements generally accepted in the Republic of Korea.

As discussed in Note 1 and 22 to the accompanying financial statements, the Company was spun off from LG Electronics Investment Ltd. (formerly, LG Electronics Inc.) on April 1, 2002. The electronics and information & communications businesses were transferred from LG Electronics Investment Ltd. to the Company. As of April 1, 2002, the Company has outstanding capital stock of ₩ 783,961 million including non-voting preferred stock, and the Company's stock was listed on the Korean Stock Exchange on April 22, 2002.

Continued;

As discussed in Note 20 to the accompanying financial statements, for the three-month period ended June 30, 2002, the Company entered into various transactions with affiliated companies including sales of ₩ 2,315,721 million and purchases of ₩ 680,982 million. As of June 30, 2002, related accounts receivable and payable approximate ₩ 899,310 million and ₩ 435,241 million, respectively.

As discussed in Note 14 to the accompanying financial statements, the operations of the Company may be directly or indirectly affected by the general unstable economic conditions in the Republic of Korea and the impact of the implementation of structural reforms.

The accompanying financial statements are not intended to present the financial position or results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanying financial statements are not intended for use by those who are not informed about Korean accounting principles or reviewing standards and their application in practice.

Seoul, Korea
July 15, 2002

LG ELECTRONICS INC.
NON-CONSOLIDATED BALANCE SHEET
(See independent accountants' review report)
As of June 30, 2002
(In millions of Korean Won)

ASSETS		
Current Assets :		
Cash and cash equivalents (Note 5)	₩	109,861
Short-term financial instruments		879
Marketable securities (Note 7)		97
Trade accounts and notes receivable, net (Notes 4, 5 and 20)		1,157,813
Inventories (Notes 6 and 8)		834,348
Other accounts receivable, net (Notes 4 and 5)		208,645
Prepaid expenses		54,154
Accrued income (Notes 4 and 5)		82,269
Advances (Note 4)		179,077
Derivatives transaction debit (Note 14)		15,227
Other current assets (Note 4)		5,612
Total current assets		2,647,982
Property, plant and equipment, less accumulated depreciation (Notes 8, 12 and 21)		2,774,507
Long-term financial instruments (Note 3)		12,035
Investments securities (Notes 5 and 7)		2,675,925
Refundable deposits (Note 5)		290,795
Long-term trade accounts receivable (Note 4)		2,774
Long-term prepaid expenses		57,104
Deferred tax assets, net (Note 18)		177,829
Long-term loans (Notes 4, 5 and 20)		95,203
Intangible assets (Notes 9 and 21)		999,560
Total assets	₩	9,733,714

Continued;

The accompanying notes are an integral part of these financial statements.

LG ELECTRONICS INC.
NON-CONSOLIDATED BALANCE SHEET, Continued
(See independent accountants' review report)
As of June 30, 2002
(In millions of Korean Won)

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities :		
Short-term borrowings (Note 10)	₩	89,882
Current maturities of long-term debt (Note 10)		1,074,751
Trade accounts and notes payable (Notes 5 and 20)		1,546,429
Other accounts payable (Note 5)		640,842
Income taxes payable (Note 18)		130,952
Accrued expenses (Note 5)		669,130
Withholdings		32,893
Advances from customers		204,717
Derivatives transaction credit (Note 14)		3,132
Total current liabilities		4,392,728
Debentures, net of current maturities and discounts on debentures (Note 11)		2,024,901
Long-term debt, net of current maturities (Note 11)		44,897
Accrued severance benefits, net (Note 13)		197,637
Product warranty provision		49,221
Other long-term liabilities		587
Total liabilities		6,709,971
Commitments and contingencies (Note 14)		
Shareholders' Equity :		
Capital stock (Note 15)		783,961
Capital surplus :		
Additional paid-in capital (Note 16)		1,876,153
Retained earnings :		
Unappropriated retained earnings carried forward		340,667
Capital adjustments (Note 17)		22,962
Total shareholders' equity		3,023,743
Total liabilities and shareholders' equity	₩	9,733,714

The accompanying notes are an integral part of these financial statements.

LG ELECTRONICS INC.
NON-CONSOLIDATED INCOME STATEMENT
(See independent accountants' review report)
for the three-month period from April 1, 2002 (date of spin-off) to June 30, 2002
(In millions of Korean Won except for earning per share amounts)

Sales (Notes 20 and 21)	₩	4,894,177
Cost of sales (Note 20)		3,651,190
Gross profit		1,242,987
Selling and administrative expenses		813,580
Operating income (Note 21)		429,407
Non-operating income :		
Interest income		8,474
Rental income		2,237
Foreign exchange gains		130,925
Gain on disposal of investments		212
Gain on disposal of property, plant and equipment		813
Equity in earnings of affiliates, net (Note 7)		120,046
Royalty income		7,682
Gain on business transfer		500
Gain on transaction of derivatives (Note 14)		6,221
Gain on valuation of derivatives (Note 14)		15,156
Other		27,146
		319,412
Non-operating expenses :		
Interest expense		66,218
Foreign exchange losses		72,999
Loss from transfer of trade accounts and notes receivable		25,417
Loss from disposal of property, plant and equipment		21,861
Loss from disposal of investments		666
Loss from redemption of debentures		1,302
Donations		1,259
Other bad debt expenses		40,858
Loss on transaction of derivatives (Note 14)		4,017
Loss on valuation of derivatives (Note 14)		3,132
Additional payment of income taxes		1,718
Other		19,696
		259,143
Ordinary income		489,676
Extraordinary gains		-
Extraordinary losses		-
Income before income taxes		489,676
Income taxes (Note 18)		149,009
Net income	₩	340,667
Basic earnings per share (Note 19) (in Korean Won)	₩	2,172
Basic ordinary income per share (Note 19) (in Korean Won)	₩	2,172

The accompanying notes are an integral part of these financial statements.

LG ELECTRONICS INC.
NOTES TO FINANCIAL STATEMENTS
(See independent accountants' review report)
for the three-month period from April 1, 2002 (date of spin-off) to June 30, 2002

----

1. The Company:

Originally LG Electronics Inc. (currently LG Electronics Investment Ltd.) was incorporated in 1959 under the Commercial Code of the Republic of Korea to manufacture and sell electronics products. In 1970, the Company offered its shares for public ownership.

As discussed in Note 22 to the accompanying financial statements, the Company was spun off from LG Electronics Investment Ltd. (formerly, LG Electronics Inc.) on April 1, 2002 and engages in the business of electronic and information & communication products.

As of June 30, 2002, the Company has its manufacturing facilities in Kuro, Pyeongtaek, Chougju, Gumi, Changwon etc. The Company is a member of LG Group, which comprises affiliated companies under common management direction.

As of June 30, 2002, the Company has outstanding capital stock of ₩ 783,961 million including non-voting preferred stock. The Company's stock was listed on the Korean Stock Exchange on April 22, 2002, and its depositary receipts ("DRs") are scheduled to be relisted on the London Stock Exchange in the second half of year 2002.

2. Summary of Significant Accounting Policies:

The significant accounting policies followed by the Company in the preparation of its financial statements are summarized below.

Basis of Financial Statement Presentation -

The accompanying financial statements have been extracted from the Company's Korean language financial statements that were prepared in accordance with accounting standards for preparing quarterly and semi-annual financial statements generally accepted in the Republic of Korea. The Company maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with accounting standards for preparing quarterly and semi-annual financial statements in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Some information including computation of employees' welfare, donations and environmental efforts attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position and results of operations, is not presented in the accompanying financial statements.

Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Korea.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Spin-off Accounting -

Upon a resolution of the shareholders of LG Electronics Investment Ltd. (formerly, LG Electronics Inc.) on December 28, 2001, the Company was spun off from LG Electronics Investment Ltd. on April 1, 2002. The significant accounting policies followed by the Company in the spin off are as follows :

- Assets and liabilities are transferred based on book value.
- Capital adjustments including gain/loss on valuation of investment securities, which are directly related to assets and liabilities transferred to the Company, are also transferred to the Company.
- The difference between the Company's net assets transferred from LG Electronics Investment Ltd. and capital, after adjustment of capital adjustment, is credited to paid-in capital in excess of par value.

Revenue Recognition -

Sales of finished products and merchandise are recognized when delivered. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Marketable Securities and Investments in Debt and Equity Securities -

All marketable securities and investments in equity and debt securities are initially carried at cost determined by the weighted average method, including incidental expenses. In the case of debt securities, cost includes the premium paid or discount received at the time of purchase. The following paragraphs describe the subsequent accounting for securities by the type of security.

Marketable securities and investments in marketable equity securities of non-controlled investees are carried at fair value. Temporary changes in fair value are recorded in current operations for marketable securities and accounted for in the capital adjustment account, a component of shareholders' equity, for investments in marketable equity securities.

Investments in non-marketable equity securities of non-controlled investees are carried at cost, except for declines in the Company's proportionate ownership of the underlying book value of the investee which are anticipated to be permanent, which are recorded in current operations. Subsequent recoveries are also recorded in current operations up to the original cost of the investment.

2. Summary of Significant Accounting Policies, Continued:

Marketable Securities and Investments in Debt and Equity Securities, Continued -

Investments in equity securities of companies over which the Company exerts significant control or influence (controlled investees) are recorded using the equity method of accounting. Differences between the initial purchase price and the Company's initial proportionate ownership of the net book value of the investee are amortized over 5 years using the straight-line method. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee as current operations, capital adjustments or adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

Unrealized profit arising from sales by the Company to the equity-method investees is fully eliminated. Unrealized profit arising from sales by the equity-method investees to the Company or sales between equity-method investees is also eliminated by percentage of ownership.

Premiums and discounts on debt securities are amortized over the life of the debt using the effective interest method. Investments in debt securities which the Company has the intent and ability to hold to maturity are generally carried at cost, adjusted for the amortization of discounts or premiums (amortized cost). Other investments in debt securities are carried at fair value. Temporary differences between fair value and amortized cost are accounted for in the capital adjustment account.

Allowance for Doubtful Accounts -

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the accounts and notes receivable.

Inventories -

Inventories are stated at the lower of cost or market, cost being determined using the weighted average method, except for inventory in transit which is determined using the specific identification method.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Property, Plant and Equipment -

Property, plant and equipment are recorded at cost except for upward revaluation in accordance with the Korean Asset Revaluation Law. Such revaluation presents land at the prevailing market price and buildings and other production facilities at their depreciated replacement cost, as of the effective date of revaluation. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets.

	Estimated Useful Life (years)
Buildings	20 – 40
Structures	20 – 40
Machinery and equipment	5 – 10
Tools	5
Furniture and fixtures	5
Vehicles	5

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or materially extend the useful lives of the related assets are capitalized.

Interest expense and other similar expenses incurred during the construction period of assets on funds borrowed to finance construction are capitalized. No capitalized financing cost was incurred for the three-month period from April 1, 2002 to June 30, 2002.

Lease Transactions -

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a term longer than 75 percent of the estimated economic life of the leased property, or have a present value of the minimum lease payments at the beginning of the lease term more than 90 percent of the fair value of the leased property are accounted for as capital leases. Leases that do not meet these criteria are accounted for as operating leases, of which the total minimum lease payments are charged to expense over the lease period on a straight-line basis.

Research and Development Costs -

Research costs are expensed as incurred. Development costs directly relating to new technology or new products of which the estimated future benefits are probable are recognized as intangible assets. Amortization of development costs is computed using the straight-line method over five years from the commencement of commercial production of related products. Such costs are subject to continual analysis of recoverability. In the event that such amounts are estimated to be not recoverable, they are written-down or written-off.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Intangible Assets -

Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives ranging from five to ten years.

Discounts (Premiums) on Debentures -

Discounts (premiums) on debentures are amortized using the effective interest rate method over the repayment period of the debentures. The amortized amount is included in interest expense.

Treasury Stock -

Treasury stocks are stated at cost and recorded as capital adjustment in shareholders' equity. Gain on disposal of treasury stock is recorded as capital surplus. Any loss on disposal of treasury stock is offset against prior gains on disposal of treasury stock included in capital surplus. The remaining loss is offset against retained earnings.

Product Warranty Provision -

The Company provides product warranties relating to product defects for a specified period of time after sale. Estimated costs of product warranties are charged to current operations at the time of sale and are included in the accompanying balance sheet as a product warranty provision.

Accrued Severance Benefits -

Employees and directors with more than one year of service in the Company and LG Electronics Investment Ltd. (formerly, LG Electronics Inc.) on an aggregate basis are entitled to receive a lump-sum severance payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Contributions made under the National Pension Plan and severance insurance deposits are deducted from accrued severance benefits. Contributed amounts are refunded from the National Pension Plan and the insurance companies to employees on their retirement.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Income Taxes -

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to be reversed. Deferred tax assets are recognized to the extent that it is certain that such deferred tax assets will be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

Tax credits for investments and development of technology and manpower are accounted for using the flow-through method, whereby they reduce income taxes in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred tax assets, subject to realizability as stated above, are recognized for the carry-forward amount.

Sale of Accounts and Notes Receivables -

The Company sells certain accounts or notes receivable to financial institutions at a discount, and accounts for the transactions as sales of the receivables if the rights and obligations relating to the receivables are substantially transferred to the buyers. The gains and losses from the sales of the receivables are charged to operations as incurred.

Foreign Currency Translation -

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date, and resulting translation gains and losses are recognized currently.

The exchange rate used to translate U.S. Dollar denominated monetary assets and liabilities at June 30, 2002 is ₩1,201.8 : US$1.

Foreign currency dominated convertible bonds (or exchangeable bonds) are translated at the historical exchange rates prevailing as of the date of issuance. However, if it is certain that a foreign currency denominated convertible bond (or exchangeable bond) is expected not to be converted to (or exchanged for) stocks, it is translated using the basic exchange rate in effect at the balance sheet date.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Derivative financial instruments -

The Company utilizes several derivative financial instruments ("derivatives") such as forward exchanges, swaps and option contracts to reduce its exposure resulting from fluctuations in foreign currency and interest rates. The derivatives are carried at fair market value. Unrealized gains or losses on derivatives for trading or fair value hedging purposes are recorded in current operations. Unrealized gains or losses on derivatives for cash flow hedging purposes are recorded in current operations for the portion of the hedge that is not effective. For the portions of cash flow hedges which are effective, unrealized gains or losses are accounted for in the capital adjustment account and recorded in operations in the period when underlying transactions have effect on operations.

3. Restricted Financial Instruments :

As of June 30, 2002, long-term financial instruments of ₩ 11,757 million are deposited in connection with maintaining checking accounts, debt or research and development projects funded by government. The withdrawal of these financial instruments is restricted (see Notes 10 and 11).

4. Receivables :

Receivables, including trade accounts and notes receivable, as of June 30, 2002 comprise the following (Millions of Won) :

	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value
Trade accounts and notes receivable	₩1,248,977	₩ 90,927	₩ 237	₩ 1,157,813
Other accounts receivable	247,523	38,878	-	208,645
Accrued income	88,054	5,785	-	82,269
Advances	180,570	1,493	-	179,077
Other current assets	5,659	47	-	5,612
Long-term trade accounts receivable	2,802	28	-	2,774
Long-term loans	121,223	26,020	-	95,203
	₩1,894,808	₩ 163,178	₩ 237	₩ 1,731,393

5. Assets and Liabilities Denominated in Foreign Currencies :

As of June 30, 2002, monetary assets and liabilities denominated in foreign currencies, other than those disclosed in Notes 10 and 11, are as follows:

	Foreign currencies (In Millions)		Won Equivalent (In Millions of Won)	
Cash and cash equivalents	US$	55	₩	65,394
	JPY	140		1,403
	EUR	11		13,092
	GBP	1		2,239
	HKD	2		274
	CAD	3		2,068
	Others			2,724
				87,194
Trade accounts receivable	US$	390		468,613
	EUR	23		27,314
	GBP	2		4,309
	AUD	3		2,343
	JPY	386		3,879
	DM	1		810
	Others			1,973
				509,241
Other accounts receivable	US$	2		2,634
	FRF	4		691
				3,325
Accrued income	US$	41		49,971
Debt securities	US$	115		138,742
Refundable deposits	US$	1		1,469
	JPY	25		255
				1,724
Long-term loans	US$	60		72,108

Continued;

5. Assets and Liabilities Denominated in Foreign Currencies, Continued :

	Foreign currencies (In Millions)		Won Equivalent (In Millions of Won)	
Trade accounts payable	US$	327	₩	392,399
	JPY	16,558		166,324
	EUR	2		2,318
	Others			194
				561,235
Other accounts payable	US$	118		141,489
	EUR	23		25,991
	AUD	11		7,592
	GBP	2		3,628
	JPY	510		5,283
	DM	4		2,495
	FRF	14		2,528
	Others			3,061
				192,067
Accrued expenses	US$	55		66,310
	EUR	1		1,606
	JPY	558		5,605
	Others			1,354
				74,875

6. Inventories:

Inventories as of June 30, 2002 comprise the following :

	Millions of Won
Merchandise	₩ 19,737
Finished products	257,070
Work in process	191,179
Raw materials	287,803
Parts and supplies	78,559
	₩ 834,348

See Note 8 for inventories insured against various property risks.

7. Marketable Securities and Investments Securities :

Marketable securities as of June 30, 2002 are government and municipal bonds which are due within one year.

Investments securities as of June 30, 2002 are as follows :

	Percentage of Ownership(%) at June 30, 2002	Millions of Won		
		Acquisition Cost	Net Asset Value	Carrying Value
<Equity method of accounting>				
Domestic Companies				
LG Micron Ltd.	17.24	₩ 5,000	₩ 32,755	₩ 32,755
LG Sports Ltd.	39.25	2,204	1,931	1,931
LG Innotek Co., Ltd.	69.80	59,308	116,384	116,384
LG Investments Security Inc.	8.34	262,432	149,118	149,118
LG. Philips LCD Co., Ltd.	50.00	726,169	714,752	714,752
LG IBM PC Co., Ltd.	49.00	11,907	11,150	11,150
Hi Plaza Inc.	98.89	70,430	54,962	54,962
Overseas Companies				
Goldstar Electronics Tailand Co., Ltd. (G.S.T.) (*2)	49.00	36	36	36
Hitachi/LG Data Storage Inc.	49.00	7,684	13,116	13,116
LG Electronics Alabama, Inc. (LGEAI)	100.00	63,940	53,401	53,401
LG Electronics Almaty Kazak Co., Ltd. (LGEAK)	100.00	3,746	7,756	7,756
LG Electronics Antwerp Logistics N.V. (LGEAL)	100.00	967	177	177
LG Electronics Australia PTY, Ltd.(LGEAP)(*1)	100.00	1,558	-	-
LG Electronics Argentina S.A. (LGEAR) (*1)	100.00	7,410	-	-
Arcelik-LG Klima Sanayi ve Ticaret A.S. (LGEAT)	50.00	14,718	11,675	11,675
LG Electronics da Amazonia Ltda. (LGEAZ)	100.00	46,652	3,641	3,641
LG Electronics Colombia, Ltda. (LGECB)	60.00	3,330	1,141	1,141
LG Electronics China Co., Ltd. (LGECH)	100.00	37,614	37,502	37,502

Continued;

7. Marketable Securities and Investments Securities, Continued:

	Percentage of Ownership(%) at June 30, 2002	Millions of Won		
		Acquisition Cost	Net Asset Value	Carrying Value
<Equity method of accounting>				
Overseas Companies, Continued				
LG Electronics Canada, Inc. (LGECI)	100.00	₩ 13,779	₩ 9,003	₩ 9,003
LG Collins Electronics Manila Inc. (LGECM)	92.25	20,302	6,534	6,534
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGECT)	50.00	22,953	11,304	11,304
LG Electronics Deutschland GMBH (LGEDG)	100.00	26,938	4,627	4,627
PT LG Electronics Display Devices Indonesia (LGEDI)	100.00	40,643	69,245	69,245
LG Electronics Design Tech, Ltd. (LGEDT) (*2)	100.00	1,002	1,002	1,002
LG Electronics Egypt Cairo S.A.E. (LGEEC) (*2)	100.00	4,382	4,382	4,382
LG Electronics Egypt S.A.E (LGEEG)	78.00	2,630	3,440	3,440
LG Electronics Espana S.A. (LGEES)(*1)	100.00	3,374	-	-
LG Electronics Gulf FZE (LGEGF)	100.00	2,489	473	473
LG Electronics HK Limited (LGEHK)	100.00	4,316	4,235	4,235
LG Electronics Huizhou Inc. (LGEHZ)	80.00	2,319	4,914	4,914
LG Electronics India Ltd. (LGEIL)	100.00	32,076	67,683	67,683
PT LG Electronics Indonesia (LGEIN)	100.00	29,431	13,809	13,809
LG Electronics Italy S.P.A. (LGEIS) (*1)	100.00	14,136	-	-
LG Electronics Japan Inc.(LGEJP)	100.00	12,978	2,342	2,342
LG Electronics Mlawa SP.Zo.O. (LGEMA)	100.00	7,066	11,085	11,085
LG Electronics Morocco S.A.R.L (LGEMC)	100.00	3,532	2,973	2,973
LG Electronics Middle East Co., Ltd. (LGEME) (*2)	100.00	462	462	462

Continued;

7. Marketable Securities and Investments Securities, Continued:

	Percentage of Ownership(%) at June 30, 2002	Millions of Won		
		Acquisition Cost	Net Asset Value	Carrying Value
<Equity method of accounting>				
LG-MECA Electronics Haiphong, Inc. (LGEMH)	70.00	₩ 1,690	₩ 1,804	₩ 1,804
LG Electronics Magyar Kft. (LGEMK)	100.00	5,575	1,385	1,385
LG Electronics (M) SDN.BHD (LGEML) (*2)	100.00	11	11	11
LG Electronics Monterrey Mexico S.A de C.V.(LGEMM)	100.00	19,800	15,482	15,482
LG Electronics Mexico S.A.de C.V. (LGEMS)(*1)	100.00	1,936	-	-
LG MITR Electronics Co., Ltd. (LGEMT)	87.74	15,925	6,650	6,650
LG Electronics North of England Ltd. (LGENE)	100.00	11,229	10,405	10,405
Nanjing LG-Tontru Color Display System Co., Ltd.(LGENT)	70.00	14,571	7,390	7,390
LG Electronics Polska SP.Zo.O. (LGEPL)	100.00	4,117	6,464	6,464
Nanjing LG Panda Appliance Co., Ltd.(LGEPN)	70.00	9,465	9,110	9,110
LG Electronics Peru S.A.(LGEPR)	100.00	1,879	1,083	1,083
LG Electronics Panama S.A. (LGEPS)(*1)	100.00	2,333	-	-
LG Electronics Qinhuangdao Inc. (LGEQH)	100.00	4,104	6,240	6,240
Triveni Digital Inc. (*2)	100.00	899	899	899
LG Electronics Russia Inc. (LGERI) (*2)	95.00	391	391	391
LG Electronics S.A. Pty Ltd. (LGESA) (*1)	100.00	3,382	-	-
LG Electronics Service Europe Netherlands B.V.(LGESE)	100.00	10,470	6,123	6,123
Shanghai LG Electronics Co., Ltd. (LGESH)	70.00	4,229	3,103	3,103
LG Electronics de SaoPaulo Ltda. (LGESP)(*1)	100.00	28,481	-	-
LG SEL Electronics Vietnam Ltd. (LGESV)	55.00	1,711	4,626	4,626

Continued;

7. Marketable Securities and Investments Securities, Continued:

	Percentage of Ownership(%) at June 30, 2002	Millions of Won		
		Acquisition Cost	Net Asset Value	Carrying Value
<Equity method of accounting>				
LG Electronics Sweden AB (LGESW)	100.00	₩ 5,668	₩ 1,997	₩ 1,997
LG Electronics Shenyang Inc. (LGESY)	78.87	15,139	5,712	5,712
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	80.00	49,479	94,108	94,108
LG Electronics Thailand Co., Ltd. (LGETH)	93.75	7,122	16,684	16,684
LG Taistar Electronics Taiwan Co., Ltd. (LGETT) (*2)	66.94	5,609	5,609	5,609
LG Electronics U.K. Ltd. (LGEUK) (*1)	100.00	10,486	-	-
LG Electronics Ukraine Co., Ltd. (LGEUR) (*2)	100.00	1,041	1,041	1,041
LG Electronics U.S.A., Inc. (LGEUS)	100.00	37,985	33,873	33,873
LG Electronics Wales Ltd. (LGEWA)	100.00	101,812	33,435	33,435
LG Electronics Yantai Information & Communication Technology (LGEYT) (*2)	49.00	824	824	824
Langchao LG Digital Mobile Technology Research & Development Co., Ltd.(*2)	49.00	9,669	9,669	9,669
LG Soft India PVT, LTD (LGSI) (*2)	88.00	2,920	2,920	2,920
EIC PROPERTIES PTE LTD	38.20	9,636	9,283	9,283
Zenith Electronics Corporation (Zenith) (*1)	100.00	236,860	-	-
LG Infocomm U.S.A. Inc. (LGICUS)(*1)	100.00	4,673	-	-
LG Infocomm Thailand, Inc. (LGICTH)	60.00	3,246	3,450	3,450
Vietnam Korea Exchange, Ltd. (VKX)	40.00	1,734	2,123	2,123
LG TOPS(*2)	40.00	2,699	2,699	2,699
LG Electronics System India, Ltd. (LGSYS) (*1)	100.00	6,400	-	-

Continued;

7. Marketable Securities and Investments Securities, Continued:

	Percentage of Ownership(%) at June 30, 2002	Millions of Won		
		Acquisition Cost	Net Asset Value	Carrying Value
<Equity method of accounting>				
Electromagnetica Goldstar S.R.L. (*2)	50.00	₩ 508	₩ 508	₩ 508
SLD Telecom Pte, Ltd. (*2)	44.00	6,041	6,041	6,041
LG.Philips Displays Holding B.V.	50.00	1,086,431	591,849	591,849
LG (Yantai) Information & Communication Technology Co., Ltd. (*2)	100.00	2,720	2,720	2,720
COMMIT Incorporated (*2)	100.00	4,990	4,990	4,990
LG Holdings (HK) Ltd.(*2)	31.82	23,448	23,448	23,448
Investments applying for the equity method of accounting Sub-total		₩ 3,349,251	₩ 2,361,159	₩ 2,361,159

Continued;

7. Marketable Securities and Investments Securities, Continued:

	Percentage of Ownership(%) at June 30, 2002	Millions of Won Acquisition Cost	Market Value or Net Asset Value	Carrying Value
<Marketable equity securities>				
Hynix Semiconductor Inc.	0.38	₩ 24,298	₩ 489	₩ 489
KT Corp.	0.76	127,441	113,989	113,989
LG Card Co., Ltd.	0.46	1,820	16,996	16,996
Nara MND	12.34	812	5,266	5,266
Vodavi Technology Inc.	19.86	2,928	2,199	2,199
		157,299	138,939	138,939
<Non-marketable equity securities>				
Domestic Companies				
Media Valley Inc.	0.91	150	94	150
Innopla Co., Ltd.	19.90	245	645	245
Castec Korea Co., Ltd.	5.00	150	489	150
Msoltech	10.00	635	242	635
Airlinktek	10.00	589	245	589
Korea Information Certificate Authority Inc.	9.35	1,852	1,774	1,852
STIC Co., Ltd.	94.00	28,200	29,959	28,200
Association of Electronics Environment	36.04	2,368	1,795	2,368
Megaround Co., Ltd.	19.90	318	315	318
TEMCO, Inc.	13.04	1,200	1,200	1,200
Neo-Cyon, Inc.	19.90	60	60	60
Netgenetech. Co., Ltd.	15.01	176	176	176
MACHI	9.50	150	150	150
Manager Society, Inc.	3.70	200	200	200
Mobisys Telecom	11.63	279	279	279
Voiceware Co., Ltd.	13.26	209	209	209
Survey-Click.	19.90	10	10	10
SOFTBANK Media, Inc.	2.25	76	76	76
Thermo Metrix Technology	19.90	158	158	158
S&J Technologies	10.00	96	96	96
Mtek Vision Co., Ltd.	3.87	21	21	21
WOWLINUX	8.33	100	100	100
Winfonet	17.39	74	74	74
ING Soft	5.93	9	9	9
E-Ron Technologies Corp.	0.12	81	81	81
PLANET System Co., Ltd.	3.00	69	69	69
Automatic Data Processing, Inc.	12.00	75	75	75
TIO's	19.94	25	25	25
Other	-	546	546	546

Continued;

7. Marketable Securities and Investments Securities, Continued:

	Percentage of Ownership(%) at June 30, 2002	Millions of Won: Acquisition Cost	Millions of Won: Market Value or Net Asset Value	Millions of Won: Carrying Value
Overseas Companies				
GEMFIRE	4.41	₩ 1,835	₩ 170	₩ 1,835
Erlang Technology	8.40	1,129	187	1,129
Mainstreet Networks (*3)	5.45	1,468	-	-
iTV Corporation (*3)	13.08	1,957	-	-
Pocket Science (*3)	4.42	473	-	-
Neopoint Inc. (*3)	16.62	1,604	-	-
E2OPEN.COM	6.25	9,744	3,606	9,744
Cenix Inc.	2.07	3,272	958	3,272
Monet Mobile Networks	1.90	1,299	871	1,299
SUNPOWER.INC	10.35	1,257	219	1,257
Other	-	347	347	347
		62,506	45,530	57,004
<Debt securities>				
Bonds issued by government		11,235	7,101	7,101
Senior secured note issued by Zenith		131,900	97,978	97,978
ABS subordinated bond		13,700	13,700	13,700
Other		44	44	44
		156,879	118,823	118,823
Other investments total		376,684	303,292	314,766
Investments securities Total		₩ 3,725,935	₩ 2,664,451	₩ 2,675,925

(*1) The equity method of accounting has been suspended due to accumulated losses.

(*2) Investments in small sized subsidiaries and affiliates whose total assets at the previous year-end are less than ₩7,000 million are stated at cost in accordance with financial accounting standards generally accepted in the Republic of Korea.

(*3) Acquisition cost was written off due to negative net book value of the investment as of June 30, 2002.

Continued;

7. Marketable Securities and Investments Securities, Continued:

The equity method of accounting and net book value of non-marketable equity securities are recorded based on most recent unaudited financial statements.

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the three-month period ended June 30, 2002 are as follows :

	Millions of Won
Beginning Balance as of April 1, 2002	₩ 2,152,479
Acquisitions during the three-month period	211,102
Decrease by changes in equity method entities	(7,183)
Decrease in capital adjustments	(114,917)
Equity in earnings of affiliates, net	193,505
Elimination of unrealized profit	(73,459)
Disposal of investment securities	(368)
Balance at June 30, 2002	₩ 2,361,159

At June 30, 2002, the differences between the market value and the acquisition cost of the investments in marketable equity securities are accounted for as capital adjustments.

A senior secured note issued by Zenith outstanding on June 30, 2002, was converted from the Company's receivables from Zenith according to the reorganization plan of Zenith approved by the court in the United States of America on November 5, 1999 (see Note 14). The note's terms and conditions are as follows :

Interest : LIBOR+3.0% on an annual basis
Maturity of principal : November 1, 2009

In June 2002, LG.Philips Displays Holding B.V. increased its capital stock and the Company contributed US$ 125 million (₩ 153,275 million) equivalent to its existing percentage of ownership (50%).

During the three-month period ended June 30, 2002, the Company purchased 1,413,600 shares of common stock of LG Innotek Co., Ltd. for ₩ 28,173 million.

During the three-month period ended June 30, 2002, the Company purchased 2,360,018 shares of common stock of KT Corp. for ₩ 127,441 million.

The Company made US$ 19 million (₩ 23,448 million) of capital contribution to LG Holding (HK) Ltd.

8. Property, Plant and Equipment:

Property, plant and equipment as of June 30, 2002 comprise the following :

	Millions of Won	
Buildings	₩	994,096
Structures		91,710
Machinery and equipment		1,066,260
Tools		626,972
Furniture and fixtures		488,050
Vehicles		21,161
		3,288,249
Accumulated depreciation		(1,286,546)
		2,001,703
Land		697,032
Construction in progress		59,416
Machinery in transit		16,356
	₩	2,774,507

At June 30, 2002, the value of the Company's land, as determined by the local government in Korea for property tax assessment purpose, approximates ₩ 591,739 million.

At June 30, 2002, property, plant and equipment, other than land and certain construction in progress, and inventories are insured against fire and other casualty losses up to approximately ₩ 4,938,734 million.

A substantial portion of property, plant and equipment at June 30, 2002 is pledged as collateral for various loans from banks, including Korea Development Bank, up to a maximum Won equivalent amount of approximately ₩ 387,057 million (see Notes 10 and 11).

9. Intangible Assets :

Intangible assets at June 30, 2002 comprise the following :

	Millions of Won	
Goodwill	₩	316,674
Development costs		173,937
Industrial property rights		445,042
Other		63,907
	₩	999,560

Details of research and development costs incurred for the three-month period ended June 30, 2002 is as follows :

	Millions of Won	
Capitalized	₩	9,719
Expensed		151,796
	₩	161,515

As a result of LG Electronics Investment Ltd. (formerly, LG Electronics Inc.)'s merger with LG Information & Communications, Ltd. in September 2000, LG Electronics Investment Ltd. recognized goodwill of ₩393,820 million and acquired industrial property rights of ₩578,788 million. At the time of spin-off, such goodwill and industrial property rights were transferred to the Company. Related amortization expenses of goodwill and industrial property rights approximate ₩ 9,845 million and ₩ 19,090 million, respectively, for the three-month period ended June 30, 2002.

10. Short-Term Borrowings:

Short-term borrowings at June 30, 2002 comprise the following :

	Annual Interest Rate (%) at June 30, 2002	In Millions	
Bank overdrafts	6.80 – 9.43	₩	81,191
Won currency loans :			
General term loans	5.82		7,000
Foreign currency loans	2.87 – 3.48		1,691
		(US$	1.4)
		₩	89,882

See Notes 3 and 8 for collateral arrangements for these borrowings.

Continued;

10. Short-Term Borrowings, Continued:

Current maturities of long-term debt at June 30, 2002 comprise the following :

	In Millions of Won
Debentures	₩ 1,036,832
Discount on debentures	(5,808)
Long-term debt	43,727
	₩ 1,074,751

11. Long-Term Debt :

Long-term debt at June 30, 2002 comprises the following:

	Annual Interest Rate (%) at June 30, 2002	In Millions
Debentures		
Private, non-guaranteed payable through 2006	6.41 – 16.50	₩ 595,000
Public, non-guaranteed payable through 2006	6.00 – 9.00	1,945,000
Floating rate notes in foreign currency, payable through 2006	LIBOR+0.66-1.9	480,720
		(US$400)
		3,020,720
Exchangeable Bonds		
Foreign currency, issued in 1997 (*1)	0.25	66,905
		(US$56)
		3,087,625
Less : current maturities		(1,036,832)
discount on debentures		(25,892)
		₩ 2,024,901

(*1) On July 8, 2002, US$ 55,610 thousand of exchangeable bonds were redeemed prior to their maturity by execution of the option of the bondholders.

Continued;

11. Long-Term Debt, Continued:

	Annual Interest Rate (%) at June 30, 2002	In Millions
Won currency loans		
Kookmin Bank	3.0	₩ 252
Foreign currency loans		
Korea Development Bank	LIBOR + 1.95 – 2.15	46,723
Woori Bank	LIBOR + 0.4	1,954
Korea First Bank	LIBOR + 1.5	14,387
Export-Import Bank of Korea	LIBOR + 0.625-1.175	3,985
Banque Paribas	LIBOR + 0.7	4,923
Societe General	LIBOR + 0.6	10,055
Bank One	LIBOR + 1.4	1,201
Bank of Tokyo-Mitsubishi	LIBOR + 0.74	5,144
		88,372
		(US$ 74)
		88,624
	Less : current maturities	(43,727)
		₩ 44,897

See Notes 3 and 8 for the related collateral arrangements for the Company's long-term debt.

The maturities of long-term debt outstanding at June 30, 2002 are as follows:

For the twelve-month period ending June 30,	Millions of Won: Debentures and bonds	Long-term debt	Total
2004	₩ 940,180	₩ 20,500	₩ 960,680
2005	440,360	12,768	453,128
2006	250,000	10,125	260,125
2007	420,180	1,295	421,475
2008 and thereafter	73	209	282
	₩ 2,050,793	₩ 44,897	₩ 2,095,690

12. Leases:

The Company has entered into various lease agreements for the rental of certain machinery and equipment. The Company accounts for these leases as operating leases under which lease payment are charged to expense as incurred.

As of June 30, 2002, future lease payments under operating lease agreements are as follows :

Period	Millions of Won
July 1, 2002 ~ June 30, 2003	₩ 5,606
July 1, 2003 ~ June 30, 2004	4,055
	₩ 9,661

The Company acquired certain machinery and equipment under capital lease agreements. At June 30, 2002, the acquisition cost of machinery and equipment under capital leases was ₩ 385 million and related depreciation expense recognized for the three-month period ended June 30, 2002 was ₩ 24 million.

As of June 30, 2002, future minimum lease payments under capital lease obligations are as follows :

Year ending June 30,	Millions of Won
2003	₩ 157
2004	48
	₩ 205

13. Accrued Severance Benefits:

Accrued severance benefits at June 30, 2002 are as follows:

	Millions of Won
Transfer from LG Electronics Investment Ltd.	₩ 483,591
Severance payments	(39,321)
Transfer-in from affiliated companies	5,107
Provisions	38,462
	487,839
Severance insurance deposits	(266,355)
Contribution to National Pension Fund	(23,847)
	₩ 197,637

As of April 1, 2002 (date of spin-off), ₩ 483,591 million of accrued severance benefits for all employees of the Company was transferred from LG Electronics Investment Ltd.

At June 30, 2002, the severance benefits are funded approximately 54.6% through employees severance insurance plans with Kyobo Life Insurance Co., Ltd. and other life insurance companies. The amounts funded under employees severance insurance plans (severance insurance deposits) are presented as deduction from accrued severance benefits.

14. Commitments and Contingencies:

On June 30, 2002, the Company provided several notes and checks to financial institutions as collateral in relation to various borrowings and guarantees of indebtedness.

On June 30, 2002, the Company has entered into bank overdraft facility agreements with various banks amounting to ₩ 332,200 million.

On June 30, 2002, the outstanding balance of export trade accounts receivable sold at discount to various financial institutions with recourse is ₩ 2,934,919 million.

On June 30, 2002, the Company was a party to various technical assistance agreements with various foreign companies for the manufacture of certain product lines.

On June 30, 2002, the Company has entered into factoring agreements for domestic trade accounts receivable with Shinhan Bank and Hana Bank. However, in relation to the agreements, at June 30, 2002, there is no outstanding balance of factored accounts receivable.

On June 30, 2002, the Company has entered into sales contracts with several companies, which comprise approximately ₩ 19,466 million of sales to LG Telecom, Ltd., ₩ 15,944 million of sales to KT Corp., ₩ 12,788 million of sales to SK Telecom Co., and ₩ 73,949 million of sales to Hanaro Telecom, Inc., and others.

On June 30, 2002, the Company was contingently liable for guarantees approximating ₩ 1,744,017 million on indebtedness of its subsidiaries and affiliates as follows :

	Millions of Won
Domestic companies	
LG Telecom, Ltd.	₩ 120,180
Other	6,132
	126,312
Overseas companies	
LG Electronics Wales Ltd.	109,115
PT LG Electronics Display Device Indonesia	82,924
LG Electronics Alabama Inc.	159,839
LG Electronics U.S.A., Inc.	147,821
LG.Philips Displays Holding B.V.	240,360
LG Electronics Tianjin Appliance Co., Ltd.	96,894
Zenith Electronics Corporation	48,072
Other	732,680
	1,617,705
Total	₩1,744,017

Continued;

14. Commitments and Contingencies, Continued :

In order to reduce the impact of changes in exchange rates on future cash flows, the Company has entered into foreign currency forward contracts. As of June 30, 2002, the Company has outstanding forward contracts with Citibank and others for selling US dollars amounting to US$ 100 million (contract rates : ₩1,231.00 : US$ 1~₩1,352.00 : US$ 1, contract due dates : July through December 2002).

As of June 30, 2002 the Company has outstanding forward contracts with Bank of Tokyo-Mitsubishi for selling US Dollars and buying Yen amounting to $ 7 million (contract rates : ¥ 118.93 : US$ 1 ~ ¥128.03 : US$ 1, contract due dates : July through August 2002).

As of June 30, 2002, the Company has outstanding forward contracts for selling Euro and buying US Dollars amounting to US$ 28 million (contract rates : € 0.8665 : US$ 1~ € 0.9500 : US$ 1, contract due dates : July through November 2002).

As a result of the above foreign currency forward contracts, an unrealized gain of ₩ 10,641 million and an unrealized valuation loss of ₩ 3,132 million were charged to operations for the three-month period ended June 30, 2002.

In order to reduce the impact of changes in exchange rates, the Company has entered into foreign currency option contracts. An unrealized valuation gain of ₩ 4,515 million was charged to operations for the three-month period ended June 30, 2002. A summary of the terms of outstanding currency option contracts at June 30, 2002 is as follows :

	Option Type	Amount (In millions)	Exercising price	Contract due date
Citi Bank	Put	US$ 10.0	₩ 1,280.0/US$	August 8, 2002
	Call	US$ 10.0	₩ 1,297.0/US$	August 8, 2002
	Put	US$ 9.0	₩ 1,230.0/US$	September 18, 2002
	Call	US$ 9.0	₩ 1,256.5/US$	September 18, 2002
	Put	US$ 9.0	₩ 1,230.0/US$	December 18, 2002
	Call	US$ 9.0	₩ 1,275.0/US$	December 18, 2002
	Put	EURO 5.05	¥ 115.0/€	December 24, 2002
	Call	EURO 5.05	¥ 118.7/€	December 24, 2002
Deutsche Bank	Put	US$ 8.0	₩ 1,330.0/US$	July 11, 2002
	Call	US$ 8.0	₩ 1,346.5/US$	July 11, 2002
	Put	US$ 3.04	₩ 1,253.5/US$	July 11, 2002
	Call	US$ 3.04	₩ 1,253.5/US$	July 11, 2002
	Put	US$ 20.0	₩ 1,260.0/US$	September 3, 2002
	Call	US$ 20.0	₩ 1,260.0/US$	September 3, 2002
	Put	US$ 10.0	₩ 1,243.0/US$	September 6, 2002
	Call	US$ 10.0	₩ 1,243.0/US$	September 6, 2002

Continued;

14. Commitments and Contingencies, Continued :

	Option Type	Amount (In millions)	Exercising price	Contract due date
Deutsche Bank	Put	US$ 21.12	₩ 1,239.5/US$	September 6, 2002
	Call	US$ 21.12	₩ 1,239.5/US$	September 6, 2002
	Put	US$ 6.88	₩ 1,253.5/US$	September 12, 2002
	Call	US$ 6.88	₩ 1,253.5/US$	September 12, 2002
	Put	US$ 10.0	₩ 1,290.0/US$	November 8, 2002
	Call	US$ 10.0	₩ 1,315.9/US$	November 8, 2002
	Put	US$ 10.08	₩ 1,253.5/US$	December 12, 2002
	Call	US$ 10.08	₩ 1,253.5/US$	December 12, 2002
Credit Lyonnais	Put	US$ 7.0	¥ 122.0/US$	September 23, 2002
	Call	US$ 7.0	¥ 123.28/US$	September 23, 2002
Fleet National Bank	Put	US$ 8.0	₩ 1,335.0/US$	October 15, 2002
	Call	US$ 8.0	₩ 1,364.5/US$	October 15, 2002

As a result of interest rate swap contracts settled during the three-month period ended June 30, 2002 and the above derivatives contracts, a gain of ₩6,221 million and a loss of ₩ 4,017 million were recognized as non-operating income or expenses for the three-month period ended June 30, 2002.

At December 14, 2000, LG Electronics Investment Ltd. has entered into a leasehold deposits sales agreement with LG Shinhan Securitization L.L.C. ("SPC") to securitize the leasehold deposits owned by the Company. LG Electronics Investment Ltd. has sold leasehold deposits whose book value is ₩133,854 million to the SPC for ₩120,400 million, and in 2001 LG Electronics Investment Ltd. repurchased a substantial portion of leasehold deposits for ₩119,898 million. At the time of spin-off, such agreements were transferred to the Company.

As of June 30, 2002, the Company has ₩13,700 million of subordinated bond issued by the SPC and ₩3,300 million of long-term loan due from the SPC. The Company provides management services related to the leasehold deposits owned by the SPC and receives a service fee from the SPC. The holders of the bonds issued by the SPC based on the leasehold deposits have rights to request the Company to purchase the bonds under certain adverse conditions within two years after the date upon which the bond sales are completed.

At June 30, 2002, the Company is named as the defendant in legal actions which were brought against the Company by AVS Corporation in Canada and Mahmood Saleh Abbar Co. in Saudi Arabia. In addition, the Company is named as the defendant or the plaintiff in various foreign and domestic legal actions arising from the normal course of business. The aggregate amounts of domestic claims as the defendant and the plaintiff are approximately ₩ 874 million in 16 cases and ₩ 1,037 million in 14 cases, respectively, as of June 30, 2002. The Company believes that the outcome of these matters is uncertain but, in any event, they would not result in a material ultimate loss for the Company. Accordingly, no provision for potential losses arising from these claims is reflected in the accompanying financial statements.

Continued;

14. Commitments and Contingencies, Continued :

Zenith Electronics Corporation ("Zenith"), a subsidiary, has experienced significant financial difficulties resulting from continuous losses. Zenith filed a pre-packaged plan of reorganization under Chapter 11 of the Bankruptcy Code of the United States of America, and the reorganization plan was approved by the court in November 1999. As a result of the reorganization plan, the Company owns 100% of equity in the restructured Zenith. However, due to continuous losses and accumulated deficits, as of June 30, 2002 Zenith's total liabilities are greater than its total assets by ₩ 285,344 million (US$ 237 million). As of June 30, 2002, the Company has ₩ 138,742 million (US$115 million) of senior secured notes issued by Zenith, ₩ 72,108 million (US$60 million) of loans to Zenith, and ₩ 48,324 million (US$40 million) of guarantees provided to Zenith (see Note 7).

In response to general unstable economic conditions , the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

15. Capital Stock :

As of June 30, 2002, capital stock is as follows :

	Number of issuance (shares)	Par value	Millions of Won
Common stock	139,606,263	₩ 5,000	₩ 698,031
Preferred stock(*)	17,185,992	5,000	85,930
	156,792,255		₩ 783,961

As of June 30, 2002, the number of shares authorized is 600,000,000 shares.

(*1) As of June 30, 2002, 17,185,992 shares of non-voting preferred stock are issued and outstanding. The preferred shareholders have no voting rights and are entitled to non-participating and non-cumulative preferred dividends at a rate of one percentage point over those for common stock. This preferred dividend rate is not applicable to stock dividends.

16. Capital Surplus:

As a result of the spin-off on April 1, 2002, ₩ 1,876,153 million of differences between ₩ 2,815,707 million of net assets transferred from LG Electronics Investment Ltd. and ₩ 783,961 million of capital stock plus ₩ 155,593 million of capital adjustment transferred from LG Electronics Investment Ltd. is recorded as capital surplus.

17. Capital Adjustments:

At June 30, 2002, capital adjustments are as follows:

	Millions of Won	
Treasury stock	₩	(12,672)
Gain on valuation of investments		35,636
Loss from disposal of treasury stock		(2)
	₩	22,962

As of June 30, 2002, the Company retains treasury stocks amounting to 231,126 shares of common stock and 4,681 shares of preferred stock. The Company has intention to give the treasury stock to the employees as compensations or sell in the future.

18. Income Taxes:

For the three-month period ended June 30, 2002, income tax expenses are as follows :

	Millions of Won	
Current income taxes	₩	136,230
Deferred income taxes		12,779
	₩	149,009

The statutory income tax rate applicable to the Company, including resident tax surcharges, is approximately 29.7%. The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company :

	Millions of Won	
Income before taxes	₩	489,676
Statutory tax rate		29.7%
Expected taxes at statutory rate		145,436
Permanent difference and other		3,573
Actual taxes	₩	149,009
Effective tax rate		30.43%

Continued;

18. Income Taxes, Continued :

Changes in components of deferred taxes between April 1, 2002 and June 30, 2002 are as follows (in Millions of Won):

	As of April 1, 2002	Increases	Decreases	As of June 30, 2002
Deferred tax assets				
Deferred foreign exchange loss, net	₩ 3,757	₩ -	₩ 451	₩ 3,306
Equity method of accounting	336,494	2,215	37,869	300,840
Bad debt expenses	52,583	42,906	41,828	53,661
Product warranty provision	11,946	2,673	-	14,619
Other	22,872	17,023	4,545	35,350
Total	427,652	64,817	84,693	407,776
Deferred tax liabilities				
Amortization of intangible assets	(52,824)	(4,825)	(3,944)	(53,705)
Customs duty drawback	(4,728)	(4,189)	(4,728)	(4,189)
Reserve for technology development	(86,323)	-	(7,945)	(78,378)
Deferred taxation of investment securities	(89,815)	-	-	(89,815)
Other	(3,354)	(3,860)	(3,354)	(3,860)
Total	(237,044)	(12,874)	(19,971)	(229,947)
Net deferred tax assets	₩ 190,608	₩51,943	₩64,722	₩ 177,829

The Company periodically assesses its ability to recover deferred tax assets. In the event of significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the asset to its estimated net realizable value.

19. Earnings Per Share:

Basic earnings per share are computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the three-month period. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted average number of common shares outstanding during the three-month period.

Basic earnings per share for the three-month period ended June 30, 2002 are calculated as follows:

	Millions of Won (except for EPS data)
Basic earnings per share	
Net income as reported on the income statement	₩ 340,667
Less : Preferred stock dividends (*)	(4,548)
Additional income available for dividend allocated to preferred stock	(33,091)
Net income allocated to common stock	303,028
Weighted average number of common shares outstanding	139,485,987
Basic earnings per share	₩ 2,172

(*) Calculated based on the three-month period using previous year's dividend ratio of LG Electronics Investment Ltd.

Basic ordinary income per share for the three-month period ended June 30, 2002 is the same as basic earnings per share, because there were no extraordinary gains or losses.

20. Transactions with Related Parties:

Significant transactions entered into in the ordinary course of business with related parties for the three-month period ended June 30, 2002 and the related account balances outstanding at June 30, 2002 are summarized as follows:

	Millions of Won			
	Sales	Purchases	Receivables	Payables
LG Electronics U.S.A., Inc.	₩ 153,751	₩ 158	₩ 10,612	₩ 9,408
LG Electronics Alabama, Inc.	48,108	265	3,725	4,002
LG Electronics Australia PTY, Ltd.	57,743	59,054	3,189	5,718
LG Electronics Service Europe Netherlands B.V.	113,072	279	14,873	14,838
Hitachi/LG Data Storage Inc.	196,080	39,062	36,706	8,570
Zenith Electronics Corporation	19,014	20	249,107	2,720
LG.Philips Displays Holding B.V.	3,050	69,270	4,081	67,144
LG Infocomm U.S.A. Inc.	410,496	1	29,311	259
LG Electronics Investment Ltd.	40	959	31,990	4,527
LG CNS Inc.	973	60,424	14,551	18,619
LG Innotek Co., Ltd.	201	61,326	1,796	18,989
Hi Plaza Inc.	254,015	7,072	49,110	91
LG Telecom, Ltd.	102,011	4,024	162,697	1,100
Others	957,167	379,068	287,562	279,256
	₩2,315,721	₩ 680,982	₩ 899,310	₩ 435,241

21. Segment Information:

The Company has organized four reportable business divisions: Digital Display & Media division, Digital Appliance division, Mobile Handset division and Telecommunication System division. Additionally, the Company has a centralized supporting division to provide general and administrative, marketing and sales and research and development services to each business division.

Main products each business division manufactures and sells are as follows :

Digital Display & Media division :	VCR, PC, computer, CD-ROM and audio, TV, monitor and PDP
Digital Appliance division :	Refrigerator, washing machine, air conditioner, microwave oven and vacuum cleaner
Mobile Handset division :	CDMA handset, GSM handset, wireless telephone, WLL handset
Telecommunication System division :	Mobile telecommunication, transmitter, switchboard, keyphone system

Continued;

21. Segment Information, Continued:

Financial Data by Business Division (Millions of Won)

	Total	Million of Won: Digital Display & Media	Digital Appliance	Mobile handset	Telecommunication system	Supporting Division
Ⅰ. Sales						
External Sales	₩4,894,177	₩2,060,736	₩1,717,653	₩806,728	₩254,802	₩54,258
Inter-division Sales	55,315	18,498	5,310	9,287	1,157	21,063
	4,949,492	2,079,234	1,722,963	816,015	255,959	75,321
Ⅱ. Operating Income (Loss)	429,407	134,458	228,244	81,156	(5,299)	(9,152)
Ⅲ. Fixed Assets						
Propetry, plant & equipment	2,774,507	836,208	810,808	165,933	267,602	693,956
Intangible assets	999,560	79,081	12,099	345,252	107,389	455,739
Total	3,774,067	915,289	822,907	511,185	374,991	1,149,695
Depreciation&amortization	142,090	40,891	28,043	24,801	14,011	34,344

Financial data by Geographic Area (Millions of Won)

	Total	Domestic	North America	Europe	Central & South America	Central Asia	Asia	Oceania	Other
Sales									
External sales	₩4,894,177	₩1,787,936	₩1,158,827	₩435,986	₩116,721	₩207,884	₩1,045,302	₩70,402	₩71,119
Ratio (%)	100%	37%	24%	9%	2%	4%	21%	1%	1%
Inter-division Sales	55,315	55,315	-	-	-	-	-	-	-
	₩4,949,492	₩1,843,251	₩1,158,827	₩435,986	₩116,721	₩207,884	₩1,045,302	₩70,402	₩71,119

22. Spin-off:

Upon a resolution of the board of directors on November 15, 2001 and a resolution of the shareholders on December 28, 2001, the Company was spun off from LG Electronics Investment Ltd. on April 1, 2002. On April 2, 2002, the Company has completed a registration process for the new company, according to the Commercial Code of the Republic of Korea.

According to provisions in the Commercial Code Article 530-2, LG Electronics Investment Ltd. established the Company to engage in the electronics and information & communications businesses.

The Company issued shares within the net assets amounts, which is the difference between transferred assets and liabilities, and the shares are distributed to the shareholders of LG Electronics Investments Ltd. in proportion to their shares.

Accrued severance liabilities for employees working for the Company are transferred effective April 1, 2002.

The Company and LG Electronics Investment Ltd. jointly and severally hold guarantee for the obligations before the spin-off.

Condensed financial information as of April 1, 2002, of two companies after the spin-off is, as follows :

	Millions of Won		
		(Post spin-off)	
	(Prior to spin-off)	LG Electronics Investment Ltd.	LG Electronics Inc.
Assets	₩11,982,532	₩2,972,213	₩9,443,488
Liabilities	7,514,855	887,074	6,627,781
Equity	4,467,677	2,085,139	2,815,707

Global depositary receipts (4,383,591 shares of non-voting preferred stock) which were transferred to the Company upon the spin-off are scheduled to be relisted on the London Stock Exchanges in the second half of year 2002.